ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 24, 2013	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Schroder Series Trust (the “Trust”) — Post Effective Amendment No. 65 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840)

Dear Ms. Browning:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on May 24, 2013 regarding the Amendment.  The Amendment relates to Schroder Emerging Markets Multi-Cap Equity Fund and Schroder Emerging Markets Multi-Sector Bond Fund, series of the Trust (the “Funds”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

General

1.     Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of the Trust, we acknowledge that:

a.     the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

b.     Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.     the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.     Please add disclosure to the footnote to the “Annual Fund Operating Expenses” table about the expense reimbursement agreement that states that if there are excluded costs (“other than Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses”) other than estimated amounts included in Total Annual Fund Operating Expenses, the Net Annual Fund Operating Expenses would be higher than that shown.

The Trust will make the requested change.

2.     Move the last sentence in footnote 3 to the Annual Fund Operating Expenses table in the “Summary Information about the Fund” section after the Item 9 disclosure. The disclosure is not permitted by Form N-1A where it is currently located.

The Trust respectfully declines to remove the noted disclosure because it is permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A, which indicates that a Fund may clarify in the footnote to the fee table that total annual fund operating expenses under Item 3 do not correlate with the ratio of expenses to average net assets given in response to Item 13.

3.     In the expense “Example” table, please delete the 5 and 10 year periods in accordance with Instruction 6 to Item 3 of Form N-1A since the Funds are new funds.

The Trust will make the requested change.

4.     Please confirm that all principal strategies and principal risks of the Funds are disclosed in accordance with Form N-1A.

The Trust so confirms.

5.     In the “Principal Investment Strategies” section of Schroder Emerging Markets Multi-Cap Equity Fund (the “Equity Fund”), please modify the 80% test of the Fund to state that the Fund will invest at least 80% in equity securities.

The Trust will make the requested change.

6.     Please enhance the disclosure to avoid open-end terms such as “including,” “such as,” “other securities,” and “other instruments” in the “Principal Investment Strategies.”

The Trust will revise its disclosure.

7.     Please explain supplementally how the statement that the Equity Fund may invest a substantial portion of its assets in any one country is consistent with the plural “Emerging Markets” in the Fund’s name.

The Trust directs the staff to the disclosure in the “Principal Investment Strategies” section stating that the Fund expects typically to invest in a variety of emerging market countries.

8.     Please confirm that the Equity Fund will use the market value and not the notional value of its derivative instruments for purposes of its 80% test.

The Trust intends to value derivative instruments for purposes of the Equity Fund’s 80% test in a manner consistent with Rule 35d-1, and reserves the right to do so in appropriate circumstances.  For example, if a derivative creates an investment exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

9.     With respect to the Equity Fund, please clarify whether convertible securities are included in the 80% basket.  If they are, then they can only be in-the-money convertible securities.

The Equity Fund does not expect to require inclusion of convertible securities for purposes of meeting the 80% test.  The Trust will revise its disclosure accordingly.

10.   The Equity Fund may invest in master limited partnerships (“MLPs”).  Is there a set percentage of the Fund’s assets that will be invested in MLPs?  Please confirm that disclosure regarding the tax implications of investing in MLPs is included in the prospectus.

There is not a set percentage of the Equity Fund’s assets that will be invested in MLPs.  The Trust directs the staff to the disclosure called for by Item 9 of Form N-1A (the “Principal Risks of Investing in the Funds” section) for the disclosure regarding the tax implications of investing in MLPs.

11.   The Equity Fund may invest in other funds, including open-end mutual funds, closed-ends funds, and exchange-traded funds.  Will the Equity Fund invest in affiliated funds?  If so, please confirm that disclosure regarding the conflicts associated with investing in affiliated funds is included in the prospectus.

The Trust will revise its disclosure.

12.   Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and revise the disclosures in these sections accordingly.  See http://www.sec.gov/divisions/

investment/guidance/ici073010.pdf (the “ICI Letter”).   Please clarify the risks of specific derivatives in which the Funds may invest and elaborate further in the disclosure required by Item 9 of Form N-1A.

The Trust has reviewed the Funds’ disclosure and respectfully submits that the disclosures in the Funds’ prospectus and SAI are appropriate in light of the ICI Letter.

13.   Please clarify the reasons why the Funds will invest in derivatives, specifically whether the Fund will invest in derivatives for speculative purposes.

The Trust notes that the disclosure already describes the reasons the Funds may use derivatives.

14.   The Funds may invest in swaps.  Please clarify which types of swaps in which the Funds may invest.  Specifically, will the Funds invest in total return swap contracts?  If so, when a Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

The Trust will revise its disclosure to clarify the types of swaps in which Schroder Emerging Markets Multi-Sector Bond Fund (the “Bond Fund”) may invest. The Bond Fund may invest in total return swaps.  The Trust understands that the staff may develop further guidance relating to derivatives and leverage, including guidance relating to coverage requirements, that could affect the Fund’s future operations.

15.   Please add language to the disclosure called for by Item 9 of Form N-1A describing when the Funds will sell securities.

The Trust will revise its disclosure accordingly.

16.   Please revise the sentence “It is possible to lose money on an investment in the Fund” in the “Principal Risks” sections to “You can lose money on an investment the Fund.”

The Trust respectfully declines to make the requested change.  The Trust submits that the current disclosure is responsive to the requirements of Item 4(b)(1)(i) of Form N-1A.

17.   The “liquidity risk” disclosure in the “Principal Risks” section describes the risks relating to investing in illiquid securities and uses general terms, but illiquid securities are not described as a principal investment strategy of the Equity Fund. Please revise the disclosure to address how the liquidity risk specifically applies to the Equity Fund.

The “liquidity risk” describes how investments in foreign securities, including emerging market securities, tend to have greater exposure to liquidity risk, and the “Principal Investment Strategies” section discusses the Fund’s investments in emerging market securities.  In addition, while the Fund’s investments in emerging market securities may not be illiquid at the time the Fund invests in such securities, the emerging market securities may subsequently prove to be illiquid when the Fund seeks to sell them.  For these reasons, the Trust respectfully declines to modify its liquidity risk.

18.   Is investing in micro cap companies a principal investment strategy of the Equity Fund?  If so, please add disclosure on the risks of investing in micro cap companies.

The Fund may invest in companies of any size or market capitalization; accordingly, investing in micro cap companies may be a principal risk of investing in the Equity Fund.  The “small and mid cap companies risk” in the summary prospectus includes disclosure on the risks of investing in smaller companies, and smaller companies include micro cap companies.  In addition, in the disclosure called for Item 9 of Form N-1A, micro cap companies are specifically addressed by name in the “small and mid cap companies risk.”  Therefore, the Trust respectfully declines to modify its disclosure.

19.   Please provide additional disclosure on the terms of the debt securities in which the Bond Fund may invest, including the reset terms.

The Trust will revise its disclosure.

20. The Bond Fund’s disclosure states that it may enter into over-the-counter derivatives transactions.  Please provide risk disclosure regarding over-the-counter derivatives transactions.

The Trust directs the staff to the “derivatives risk” in the disclosure called for by Item 9 of Form N-1A, which contains disclosure regarding the risks associated with over-the-counter derivatives transactions.

21. Please add disclosure on the credit quality of the debt securities in which the Bond Fund may invest and indicate how such securities are rated (e.g., by which National Recognized Securities Rating Organization (“NRSRO”)).  If a security held by the Fund is downgraded, does the adviser take any action?  The staff notes that the section “Principal Risks of Investing in the Fund” includes a “credit/high-yield risk” but there is no mention of investing in high-yield instruments in the “Principal Investment Strategies” section.  Please conform that risk to the requirements of Item 4 of Form N-1A.

The Fund will add the following disclosure to the summary section of the prospectus and the disclosure called for by Item 9 of Form N-1A:

The Fund may invest in securities rated in any rating category and in unrated securities, and it may invest any portion of its assets in securities rated below investment grade or in unrated securities considered by the Fund’s adviser to be of comparable quality (so-called “junk bonds”).

The Trust respectfully declines to add disclosure to the prospectus on which NRSROs are used by the Fund.  The adviser does not take a prescribed course of action when securities are downgraded but rather assesses the downgrade on a case-by-case basis.

Statement of Additional Information (“SAI”)

20.   Please confirm supplementally that all principal investment strategies and risks included in the SAI are also included in the prospectus as required by Items 4 and 9 of Form N-1A.

The Trust so confirms.

21.   Please confirm supplementally that all non-principal investment strategies are included in the SAI as required by Item 15 of Form N-1A or revise accordingly.

The Trust confirms that all non-principal investment strategies the Trust currently foresees employing are described in the SAI.

22.   Please confirm supplementally that principal investment strategies are distinguished from non-principal investment strategies.

The Trust so confirms.

23.   Fundamental investment restriction #2 states that each of the Funds may not “[b]orrow money, except to the extent permitted by applicable law from time to time, and purchase securities when outstanding borrowings of money exceed 5% of the Fund’s total assets.”  Following fundamental investment restriction #2, there is an explanatory note that states, “The Funds may engage in reverse repurchase agreements without limit, subject to applicable law.”  Isn’t engaging in reverse repurchase agreements a borrowing, making such explanatory note inconsistent with the 5% limitation in fundamental investment restriction #2?  Also, non-fundamental investment policy #2 contains the 5% restriction.  Please revise the disclosure to make it consistent.

The Trust will modify fundamental investment restriction #2 to state that each of the Funds may not “[b]orrow money, except to the extent permitted by applicable law from time to time,” and will modify the explanatory note regarding reverse repurchase agreements to state that the

Funds may engage in reverse repurchase agreements without limit, subject to applicable law and to any limits on borrowing by a Fund at the time in question.  The Trust has retained non-fundamental investment policy #2.

24.   Please add to fundamental investment #6, the Funds’ policy on making loans, a statement that any lending by the Funds will be limited to 33 1/3 of each Fund’s assets.

The Trust respectfully declines to make the requested change; the Trust is unaware of any such position of the SEC staff.

25.   Please qualify the first sentence of the second paragraph under “Non-Fundamental Policies” with the exceptions for borrowing and liquidity discussed following the sentence.

The Trust will make the requested change.

26.   The last sentence of the second paragraph under “Non-Fundamental Policies” notes that “[i]f the percentage of the assets of one of those Funds invested in illiquid securities exceeds 15% of its net assets…the applicable Fund will take steps to reduce the amount of illiquid securities to meet this non-fundamental policy within a time frame Schroders considers to be in the best interests of the applicable Fund.”  Please enhance this disclosure to explain the speed with which the Funds will take remedial action once the 15% threshold is breached.

The Trust respectfully declines to prescribe a specific time frame for remedying a passive breach of the liquidity standard, as the Trust believes the time frame will vary depending on the circumstances and the state of the market at that time, and the current disclosure appropriately takes that into account.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.